SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  ---------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 32)

                              Champion Parts, Inc.
                         -------------------------------
                                (Name of Issuer)

                         Common Shares, $.10 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   158609 10 7
                                ----------------
                                 (CUSIP Number)

      Raymond G. Perelman                         Barry L. Katz
      225 City Avenue, Suite 14                   225 City Avenue, Suite 14
      Bala Cynwyd, PA 19004                       Bala Cynwyd, PA 19004

                      -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2003
                            -----------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

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1. NAME OF REPORTING PERSON: RGP Holding, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/
                                                    (b) /_/
3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

6. CITIZENSHIP OR PLACE OF ORGANIZATION - Delaware

    NUMBER OF              7.       SOLE VOTING POWER - See Item 5
    SHARES
    BENEFICIALLY           8.       SHARED VOTING POWER - See Item 5
    OWNED BY
    EACH                   9.       SOLE DISPOSITIVE POWER - See Item 5
    REPORTING
    PERSON WITH           10.       SHARED DISPOSITIVE POWER - See Item 5


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - See Item 5

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - See Item 5

14. TYPE OF REPORTING PERSON - CO

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Item 4.  Purpose of the Transaction.
------------------------------------

      On June 16, 2003 the Board of Directors voted to hold the next annual meeting of shareholders on September 4, 2003. The Board voted to reduce the number of directors at that time to five, and to nominate a slate of five directors. The slate is comprised of Raymond G. Perelman, Barry L. Katz, W. Jason Guzek, Raymond Gross and John Gross. Messrs. Katz and Perelman are officers of RGP Holding, Inc. Mr. Guzek is employed by Belmont Holdings Corp., of which Mr. Perelman is the Chairman of the Board and CEO and whose operating assets are owned by Foundations which are controlled by Mr. Perelman.